Contact

www.linkedin.com/in/rusty-bradbury-9937b110a (LinkedIn)

Rusty Bradbury

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Castle Rock, Colorado, United States

Experience

Goetze Dental
Director, EDDSON Dental
August 2008 - Present (16 years)

Education

University of Central Missouri
BSBA, Finance

Rockhurst University
Executive MBA